Aspira Women’s Health Inc.

12117 Bee Caves Road, Building Three, Suite 100

Austin, TX  78738

September 25, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:  James Young

Re: Registration Statement on Form S-3 (Registration No. 333-248920)

Ladies and Gentlemen:

Reference is made to the above-captioned Registration Statement initially filed by Aspira Women’s Health Inc. (the “Company”) with the U.S. Securities and Exchange Commission on September 18, 2020 (the “Registration Statement”).  Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the effective date of the Registration Statement be accelerated to Wednesday, September 30, 2020, at 5:00 p.m. (Eastern Time) or as soon thereafter as may be practicable.

[Signature page follows]

Please contact Beth E. Berg of Sidley Austin LLP at (312) 853-7443 with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Very truly yours,

ASPIRA WOMEN’S HEALTH INC.

By: /s/ Robert Beechey

      Name:  Robert Beechey
      Title:    Chief Financial Officer and Secretary